Exhibit 99.4

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

Proxy Form for Use by Holders of H Shares at the 2022 Extraordinary General Meeting

Number of H shares to which this proxy form relates (Note 1)

I/We (Note 2)                                                                                                                                                                                                          of                                                                                                                                                                                                                        , being the holder of                                          H shares of Guangshen Railway Company Limited (the “Company”), hereby appoint THE CHAIRMAN OF THE MEETING/                                                                                                                                          (Note 3) of                                                                                                                                             as my/our proxy to attend and vote on my/our behalf at the 2022 extraordinary general meeting of the Company (the “EGM”) (or any adjournment thereof) to be held at 9:30 a.m. on Tuesday, December 6, 2022, at The Meeting Room, 3/F, No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China, in respect of the resolution set out in the notice convening the EGM as hereunder indicated and if no indication is given, as my/our proxy thinks fit or abstains at his/her own discretion.

ORDINARY RESOLUTION	FOR(Note 4)	AGAINST(Note 4)	ABSTAIN FROM VOTING (Note 4)
1.

(a)   the comprehensive services framework agreement dated 28 September 2022 entered into between the Company and China State Railway Group Co., Ltd.* (中國國家鐵路集團有限公司) (the “Comprehensive Services Framework Agreement”), the continuing connected transactions contemplated thereunder, and the proposed annual caps in relation to the continuing connected transactions under the Comprehensive Services Framework Agreement for the three financial years ending 31 December 2025, be and are hereby approved;

(b)   any one director of the Company be and is hereby authorised for and on behalf of the Company to execute all such other documents and agreements and do all such acts and things as he may in his absolute discretion consider to be necessary, desirable, appropriate or expedient to implement and/or give effect to the transactions under the Comprehensive Services Framework Agreement and all matters incidental or ancillary thereto.

Date:	Signature of shareholder (Note 5):

Notes:

1.

Please fill in the number of H shares in the Company registered in your name to which this proxy form relates. Failure to fill in the number of H shares will result in this proxy form being deemed to relate to all H shares in the Company registered in your name.

2.	Full name(s) and address(es) must be inserted in BLOCK LETTERS.

3.

If any proxy other than the chairman is preferred, strike out “THE CHAIRMAN OF THE MEETING/” and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the EGM or any adjournment thereof (as the case may be). The proxy or proxies need not be a shareholder of the Company. Any alternation made to this proxy form must be signed by the person who signs it.

4.

IMPORTANT: IN RESPECT OF THE RESOLUTION NO. 1, IF YOU WISH TO VOTE FOR ANY OF THEM, PUT A “✓” IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY OF THEM, PUT A “✓” IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY OF THEM, PUT A “✓” IN THE BOX MARKED “ABSTAIN FROM VOTING”. Failure to complete the boxes will entitle your proxy to cast your vote(s) at his/her discretion. The shares abstained will be counted in the calculation of the required majority. A person entitled to more than one vote shall not be required to use all his/her votes or cast all the votes he/she uses in the same way. In the event that all such votes are not cast in the same way, please state the relevant number of shares in the appropriate box(es).

5.

This proxy form must be signed by you or your attorney duly authorized in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointer is a corporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form (if any) is signed must be lodged at the registered address of the Company not less than 24 hours before the commencement of the EGM or any adjournment thereof (as the case may be).

6.	Completion and return of the proxy form will not preclude you from attending and voting in person at the EGM or at any adjourned meeting should you so wish.